Schedule 13D



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934



ELECTRIC CITY CORP.

(Name of Issuer)



COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)



284868106

(CUSIP Number)


JOHN G. MOORE
LEAF MOUNTAIN COMPANY, LLC
190 S. LASALLE STREET, SUITE 1700
CHICAGO, ILLINOIS 60603
312-346-4101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)



NOVEMBER 29, 2001

(Date of Event which Requires Filing of this Statement)


284868106

CUSIP No.



1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons entities only).



LEAF MOUNTAIN COMPANY, LLC
36-4001435



2.Check the Appropriate Box if a Member of a Group (See
Instructions)



(a)



(b)..X  SEE ITEMS 5 AND 6



3.SEC Use Only



4.Source of Funds (See Instructions)
WC



5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A



6.Citizenship or Place of Organization

	Illinois



7 Number of Shares Beneficially Owned by Each Reporting Person
With 7.Sole Voting Power
4,216,997



8.Shared Voting Power

	N/A



9.Sole Dispositive Power

4,216,997



10.Shared Dispositive Power

	N/A



11.Aggregate Amount Beneficially Owned by Each Reporting Person

4,216,997



12.Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

X

SEE ITEMS 5 AND 6


13.Percent of Class Represented by Amount in Row (11)

11.9%  BASED ON 31,068,719 OUTSTANDING



14.Type of Reporting Person (See Instructions)

00 - LIMITED LIABILITY COMPANY



Item 1.Security and Issuer

Common Stock, $0.0001 par value ("Common Stock"), of Electric
City Corp., 1280 Landmeier Road, Elk Grove Village, Illinois
60007 (the "Company")



Item 2.Identity and Background

Leaf Mountain Company, L.L.C. ("Leaf Mountain") is a limited liability company organized under the laws of the State of Illinois. Leaf Mountain's principal business address and office is located at 190 South LaSalle Street, Suite 1700, Chicago, Illinois 60603. The principal business of Leaf Mountain is investment. There are ten (10) individual members of Leaf Mountian and one general partnership member comprised of two
(2) of the individual members. No member has a controlling vote.

John J. Jiganti is the Managing Director of Leaf Mountain.
Information regarding Mr. Jiganti is as follows:

(a)  Name:  John J. Jiganti

(b)  Business Address:  190 S. LaSalle Street, Suite 1700
Chicago, Illinois 60603

(c)  Principal Occupation:  Attorney
Madden, Jiganti, Moore & Sinars
190 S. LaSalle Street, Suite 1700
Chicago, Illinois 60603

(d) Mr. Jiganti has not during the last five years been convicted in a criminal proceeding.

(e) Mr. Jiganti has not during the last five years been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or order enjoining, prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Jiganti is a U.S. Citizen.

Gerald A. Pientka is a member of Leaf Mountain having an interest limited to 2.48% of Leaf Mountain's investment in the Company's securities. Mr. Pientka has been a member of the Board of Directors of Company since 2000.

Mr. Pientka is a U.S. Citizen whose business address is 101 East Erie Street, Suite 800, Chicago, Illinois. He is a co-founder of Higgins Development Partners, LLC, a national real estate development company headquartered in Chicago. Mr. Pientka has served as the President of Higgins Development Partners since its inception in May, 1999. He had previously served as President of its predecessor company, Walsh, Higgins & Company from May, 1992 until May, 1999.

Mr. Pientka directly owns 22,000 shares of the common stock of the Company. In addition, Mr. Pientka holds various options to purchase shares of the common stock of the Company which if exercised total 91,667 shares.

Mr. Pientka, as a member of the Board of Directors of the Company, has expressly recused himself from and will not vote or participate in any discussion relating to Leaf Mountain's investment in the securities of the Company. Mr. Pientka, as a member of Leaf Mountain, has no right to participate in any vote or decision pertaining to Leaf Mountain's investment in the securities of the Company.




Item 3.Source and Amount of Funds or Other Consideration

Leaf Mountain entered into a Securities Purchase Agreement, dated as of November 29, 2001, with the Company (the "Securities Purchase Agreement") to acquire certain classes of the Company's securities. Leaf Mountain purchased $3,000,000 of the Company's securities as described more fully below.

The source of funds for Leaf Mountain's purchase of the securities pursuant to the Securities Purchase Agreement came from Leaf Mountain's working capital.

Leaf Mountain is currently deemed to have beneficial ownership of the securities to be issued pursuant to the Securities Purchase Agreement because it owns Common Stock directly or has the right to acquire Common Stock indirectly through the conversion of the Convertible Preferred Stock (defined below) or the exercise of warrants to purchase Common Stock or Convertible Preferred Stock, as applicable.

It is anticipated that the source of funds for Leaf Mountain's exercise of the warrants issued under the Securities Purchase
Agreement will be provided by Leaf Mountain's working capital.



Item 4.Purpose of Transaction

Leaf Mountain acquired for investment purposes $3,000,000 of the Company's securities, consisting of 300,000 shares of Series A Convertible Preferred Stock ("Convertible Preferred Stock"), warrants to purchase 75,000 shares of Convertible Preferred Stock, 45,122 shares of Common Stock and warrants to purchase 421,875 shares of Common Stock pursuant to the Securities Purchase Agreement.

Leaf Mountain has the right to designate an "observer" to the Company's Board of Directors. The Observer may attend all meetings of the Board of Directors and receive all related information but has no rights to vote as a director.

Leaf Mountain expects to evaluate on a continuing basis its goals and objectives and general economic and equity market conditions, as well as the Company's business operations and prospects. Based on such evaluations, from time to time in the future, Leaf Mountain may (1) convert the Convertible Preferred Stock into Common Stock, (2) exercise the warrants to purchase the Convertible Preferred Stock, and subsequently convert such stock into Common Stock, or (3) exercise the warrants to purchase Common Stock for investment purposes. Leaf Mountain may also make additional purchases of the Company's Common Stock. Leaf Mountain may, subject to the Investor Rights Agreement (defined below) and the Stock Trading Agreement (defined below), from time to time sell all or a portion of the Common Stock that it now holds either in private placements, in the open market pursuant to Rule 144, and/or pursuant to Regulation S and other available exemptions from the registration requirements of the Securities Act of 1933.

Except as set forth above, neither Leaf Mountain nor, to the knowledge of Leaf Mountain, John J. Jiganti has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Leaf Mountain, however, may at any time and from time to time, review or reconsider its position with respect to any of such matters.

Item 5.Interest in Securities of the Issuer

(a) Leaf Mountain entered into the Securities Purchase Agreement to acquire certain classes of the Company's securities. Under the terms of the Securities Purchase Agreement, Leaf Mountain purchased 300,000 shares of Convertible Preferred Stock, warrants to purchase 75,000 shares of Convertible Preferred Stock, 45,122 shares of Common Stock and warrants to purchase 421,875 shares of Common Stock. By way of a Securities Purchase Agreement dated July 31, 2001 which was consummated September 7, 2001, five (5) other (i.e. independent of Leaf Mountain) investors (the "Additional Investors") acquired certain classes of the Company's securities. The Additional Investors purchased, in the aggregate, 1,600,000 shares of Convertible Preferred Stock, warrants to purchase 400,000 shares of Convertible Preferred Stock, 320,868 shares of Common Stock and warrants to purchase 3,000,000 shares of Common Stock. Additionally, in partial consideration for Newcourt Capital Securities, Inc.'s ("Newcourt") services as a placement agent in connection with the Securities Purchase Agreement of the Additional Investors, the Company issued to Newcourt warrants to purchase 3,314,830 shares of its Common Stock ("Placement Agent Warrants").

Leaf Mountain disclaims beneficial ownership of shares of Common Stock beneficially owned by the Additional Investors and Newcourt. Leaf Mountain also disclaims beneficial ownership of shares of Common Stock beneficially owned by Gerald A. Pientka (See Item 2 above). Therefore, Leaf Mountain beneficially owns 4,216,997 shares of Common Stock on an as converted basis. This number includes 4,171,885 shares of Common Stock which Leaf Mountain has a right to acquire pursuant to the exercise of the warrants to purchase Common Stock and Convertible Preferred Stock and the conversion of the Convertible Preferred Stock. Based on the 31,068,719 of shares of Common Stock issued and outstanding as of November 29, 2001, Leaf Mountain may be deemed the beneficial owner of approximately 11.9% of the outstanding Common Stock.

Except as otherwise described herein, none of the members of Leaf Mountain are the beneficial owners of any shares of Common
Stock purchased or to be purchased by Leaf Mountain.

(b) Leaf Mountain has the sole power to vote and direct the vote or to dispose or direct the disposition of 4,216,997 shares of Common Stock on an as converted basis. Leaf Mountain disclaims beneficial ownership of shares of Common Stock beneficially owned by the Additional Investors, Newcourt or Gerald A. Pientka.

As Managing Director of Leaf Mountain, John J. Jiganti has the sole power to vote or direct the vote or dispose of or direct the disposition of any shares of Common Stock purchased or to be purchased by Leaf Mountain.

(c)  See Item 6 below.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or to be purchased by Leaf Mountain.



Item 6.Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer

On November 29, 2001, Leaf Mountain entered into the Securities
Purchase Agreement with the Company. The transactions contemplated by the Securities Purchase Agreement were consummated on November 29, 2001. Pursuant to the terms of the Securities Purchase Agreement, Leaf Mountain purchased for
$3,000,000 the following securities:

1.  300,000 shares of Convertible Preferred Stock;
2.  Warrants to purchase 75,000 shares of Convertible Preferred
Stock at an initial exercise price of $10.00 per share;
3.  45,122 shares of Common Stock; and
4. Warrants to purchase 421,875 shares of Common Stock at an initial exercise price of $1.00 per share.

The Convertible Preferred Stock is convertible into shares of Common stock at the option of the holder as determined by dividing $10.00 by the conversion price, which has been initially set at $1.00, multiplied by each share of Convertible Preferred Stock, subject to adjustments as set forth in the Securities Purchase Agreement. Based on the initial conversion ratio, Leaf Mountain has the right to acquire 3,750,000 shares of Common Stock as the result of the conversion of the Convertible Preferred and the exercise of the warrants to purchase Convertible Preferred Stock. Each outstanding share of Convertible Preferred Stock is entitled to dividends at a rate of 10% per year of its stated value, which is $10.00. The Company may pay dividends in cash or additional shares of Convertible Preferred Stock until the first dividend payment that occurs after three years following the initial issuance of the Convertible Preferred Stock. After that date, dividends must be paid in cash and the dividend rate increases 0.5% every six months to a maximum rate of 15% per year.

In connection with the Securities Purchase Agreement, Leaf Mountain and the Company entered into a Joinder Agreement dated November 29, 2001 (the "Joinder Agreement") and a Consent and Amendment of Securities Agreement, Stock Trading Agreement, Stockholders Agreement and Investor Rights Agreement dated November 29, 2001 (the "Consent Agreement") whereby Leaf Mountain became a party to certain ancillary agreements -- the Investor Rights Agreement, the Stockholders Agreement and the Stock Trading Agreement which were originally adopted by the Company and the Additional Investors. Under the terms of the Investor Rights Agreement, dated as of July 31, 2001 as amended by the Consent Agreement, (the "Investor Rights Agreement"), between the Company, Leaf Mountain, the Additional Investors and Newcourt, Leaf Mountain, the Additional Investors and Newcourt have the right to require the Company to register the shares of Common Stock received directly or indirectly pursuant to the Securities Purchase Agreements. Leaf Mountain, the Additional Investors and Newcourt, as a group, have the right to demand an aggregate of four registrations provided that each registration represents at least $5 million of market value. Leaf Mountain has an independent right to demand one registration provided that it represents at least 750,000 shares of the Common Stock of the Company. Leaf Mountain, the Additional Investors and Newcourt are also entitled to customary "piggyback" registration rights. Under the Investors Rights Agreement, Leaf Mountain, the Additional Investors and Newcourt have preemptive rights with respect to future sales by the Company of its capital stock to permit such parties to maintain their percentage ownership interests.

Under the Stockholders Agreement dated July 31, 2001, as amended by the Consent Agreement, (the "Stockholders Agreement"), each Additional Investor (with two of the investors being treated as one) has the right to designate one member to the Board of Directors and to have a representative attend all meetings of the Board of Directors as a board observer so long as it holds at least 200,000 shares of Convertible Preferred Stock. Under the terms of the Stockholders Agreement, as long as Leaf Mountain holds 100,000 shares of Convertible Preferred Stock, a representative of Leaf Mountain is entitled to attend all meetings of the Board of Directors as an observer. Each investor also agrees that if it converts more than 50% of the Convertible Preferred Stock it purchases under the Securities Purchase Agreement, it will, at the request of the Company, convert the remainder of its Convertible Preferred Stock.

On July 31, 2001, the Additional Investors, Newcourt and certain officers of the Company entered into the Stock Trading Agreement (the "Stock Trading Agreement") that limits the ability of the Additional Investors, Newcourt and such officers (the "Restricted Parties") to sell Common Stock into the public market. The Stock Trading Agreement originally became effective on September 7, 2001. Leaf Mountain became a party to the Stock Trading Agreement as amended by the Consent Agreement on November 29, 2001. The Restricted Parties may not sell their shares of Common Stock until the Company has completed a qualified primary offering, as set forth in the Stock Trading Agreement, without complying with the sale restrictions set forth in such agreement. In general, if the Company does not complete a qualified public offering within 18 months after the closing of the applicable Securities Purchase Agreement, the parties may sell their shares subject to certain trading volume and block sale limitations set forth in the Stock Trading Agreement. With respect to 25% of the share holdings of Leaf Mountain, shares may be sold 12 months after November 29, 2001 subject to certain trading volume limitations set forth in the Stock Trading Agreement as amended by the Consent Agreement. Each of the Restricted Parties and the Company has a right of first offer if any other Restricted Party intends to sell its shares in a private transaction. The Stock Trading Agreement will terminate September 7, 2004. However, if a qualified primary offering is completed within three years after the Stock Trading Agreement becomes effective, the Stock Trading Agreement will terminate 18 months after the completion of the qualified primary offering.

Except as set forth above, to the knowledge of Leaf Mountain, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Leaf Mountain and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



Item 7.Material to Be Filed as Exhibits

EXHIBIT
NO. ;DESCRIPTION

1.  Securities Purchase Agreement, dated as of November 29,
2001, by and between Electric City Corp. and Leaf Mountain
Company, LLC.



2. Investor Rights Agreement, dated as of July 31, 2001, by and among Electric City Corp., Newcourt Capital Securities, Inc.,
Newcourt Capital USA, Inc., EP Power Finance, LLC, Morgan
Stanley Dean Witter Equity Funding, Inc., Originators Investment
Plan, LP, and Duke Capital Partners, LLC.

3. Stockholders Agreement, dated as of July 31, 2001, by and among Electric City Corp., Newcourt Capital Securities, Inc.,
Newcourt Capital USA, Inc., EP Power Finance, LLC, Morgan
Stanley Dean Witter Equity Funding, Inc., Originators Investment
Plan, LP, and Duke Capital Partners, LLC.

4. Stock Trading Agreement, dated as of July 31, 2001, by and among Electric City Corp., Newcourt Capital Securities, Inc., Newcourt Capital USA, Inc., EP Power Finance, LLC, Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, LP, Duke Capital Partners, LLC and each of the Members of Management of Electric City Corp.

5. Consent and Amendment of Securities Purchase Agreement, Stock Trading Agreement, Stockholders Agreement and Investor Rights Agreement dated November 29, 2001 by and among Newcourt Capital USA, Inc., EP Power Finance, LLC, Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, LP, Duke Capital Partners, LLC, Newcourt Capital Securities, Inc., various members of management of Electric City Corp. and Leaf Mountain Company, LLC.

6. Joinder to Investor Rights Agreement, Stockholders Agreement and Stock Trading Agreement dated November 29, 2001 by and between Electric City Corp. and Leaf Mountain Company, LLC.

7.  Form of Warrant Certificate to Purchase Shares of Common
Stock, Par Value $0.001 per share, of Electric City Corp.

8.  Form of Warrant Certificate to Purchase Shares of Series A
Preferred Stock, par value $0.01 per share, of Electric City
Corp.
















SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 10, 2001

LEAF MOUNTAIN COMPANY, L.L.C.


By:_/s/ John J. Jiganti

John J. Jiganti
Managing Director